1611 Telegraph Ave, Suite 1450	www.asyousow.org
Oakland, CA 94612	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Andadarko Petroleum Corporation
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Anadarko Petroleum Corporation
Vote Yes: Item #5 - Paris Compliant Business Plan

Annual Meeting: May 14, 2019

CONTACT: Danielle Fugere | DFugere@asyousow.org

THE PROPOSAL

The Proposal asks that Anadarko issue a report on if and how it plans to reduce its carbon footprint in alignment with the Paris Agreement’s goal of maintaining global warming well below 2 degrees Celsius.

SUMMARY

Climate change presents major economic risks to global markets. As climate related harm accelerates, economy-wide losses will increase and negatively impact shareholders’ portfolios.1 The IPCC’s recent special report specified that net emissions of carbon dioxide must fall 45 percent by 2030, reaching "net zero" by 2050 to avoid catastrophic physical and economic harm.2 The IPCC goals provide a sound benchmark for companies to use in achieving the Paris Agreement’s “well below” 2oC goal. Shareholders seek to understand if and whether Anadarko plans to reduce its full carbon footprint (including Scope 3 product emissions) in alignment with these important goals.

It is estimated that $30 trillion in global damages can be avoided by maintaining warming under 1.5 degrees Celsius rather than 2 degrees Celsius.3 The U.S. 2018 National Climate Assessment projects that damages to the U.S. economy alone will reach hundreds of billions of dollars by the end of the century.4 Economic impacts are already occurring; the Wall Street Journal recently labelled PG&E the first climate change-related bankruptcy, resulting in major loss of value for investors.5 This is a clear example of the rapid climate-related value destruction that investors seek to avoid.

_____________________________

1 The Economist, “The Cost of Inaction: Recognising the value at risk from climate change,” https://eiuperspectives.economist.com/sites/default/files/The%20cost%20of%20inaction_0.pdf, Executive Summary.

2 https://www.ipcc.ch/2018/10/08/summary-for-policymakers-of-ipcc-special-report-on-global-warming-of-1-5c-approved-by-governments/

3 https://www.theguardian.com/environment/2018/may/23/hitting-toughest-climate-target-will-save-world-30tn-in-damages-analysis-shows

4 https://nca2018.globalchange.gov/

5 https://www.wsj.com/articles/pg-e-wildfires-and-the-first-climate-change-bankruptcy-11547820006

2019 Proxy Memo
Anadarko Petroleum | Paris Compliant Business Plan

The outsized impact of the oil and gas sector in generating greenhouse gas emissions has prompted shareholders to request reasonable action and disclosure from Anadarko Petroleum about the climate risk it is creating and whether it plans to reduce its full carbon footprint, including Scope 3 product emissions, in line with the Paris goals of maintaining warming well below 2oC. To date, Anadarko has not adopted or disclosed plans to align its full range of emissions with this Paris goal, exposing its shareholders to increased climate portfolio risks. Although the Company is reducing a small part of its operational greenhouse gas emissions, these reductions are not sufficient or in line with the Paris Agreement’s well below 2oC goal. In fact, Anadarko appears to be headed in the wrong direction as it continues to spend billions annually on oil and gas projects. This capital expenditure seeks to deliver a 10% year over year oil growth,6 which will result in growing greenhouse gas emissions from the company, rather than charting a necessary downward course in emissions in line with Paris goals.

Given the impact of climate change on the economy, the environment, and human systems, and the short amount of time in which to address it, Anadarko has a clear responsibility to its investors to account for whether and how it plans to reduce its ongoing climate contributions in line with the Paris Climate Agreement.

RATIONALE FOR A “YES” VOTE

1)	Anadarko’s failure to shift to a Paris Compliant business plan increases global climate risk. Anadarko’s current business model relies on the selling of oil and gas —a primary driver of climate change. Anadarko spent $4.8 billion on global capital expenditure in 2018[7] and plans to spend over $4.3-4.7 billion in 2019 on new oil and gas projects.[8] Although Anadarko has adopted certain operational emission reductions, it has no plans to reduce product emissions, the largest part of its greenhouse gas footprint. This business model is not in line with the greenhouse gas emissions reductions necessary to achieve Paris goals, exposing the Company and shareholders to avoidable risk.

2)	Anadarko does not provide shareholders with sufficient analysis and disclosure on managing its outsized climate footprint. The Company states that it is aware of the climate and stranded asset risks to the company from climate change, and has reported on this risk. It has not however disclosed plans to reduce the risk the company is causing to the climate. Current disclosures do not demonstrate “Scope 3” product emissions reductions, significant reductions in capital investments in oil and gas development,[9] adoption of carbon-free energy resources, or other strategies for diversifying operations in alignment with the goals of the Paris Agreement. If Anadarko chooses to adopt a Paris Compliant business plan, it will take time to make the highly strategic and complex business model transitions necessary to align with Paris goals. Anadarko should disclose if and how it is planning and initiating action now to obtain future, necessary reductions.

_____________________________

6 http://investors.anadarko.com/2018-11-15-Anadarko-Announces-2019-Capital-Program-And-Sales-Volume-Guidance

7 https://www.anadarko.com/content/documents/apc/Owner_Relations/APC_Ops_Report.pdf

8 https://www.spglobal.com/platts/en/market-insights/latest-news/oil/020619-anadarko-plans-to-evaluate-wyomings-powder-river-basin-play-potential-in-2019-ceo

9 http://investors.anadarko.com/2018-11-15-Anadarko-Announces-2019-Capital-Program-And-Sales-Volume-Guidance

2019 Proxy Memo
Anadarko Petroleum | Paris Compliant Business Plan

3)	Anadarko compares poorly to peers that have announced plans to reduce greenhouse gas emissions in alignment with Paris Agreement goals. Peer fossil fuel companies, especially in Europe, are moving much more proactively toward Paris-alignment by disclosing plans and targets to reduce Scope 3 product emissions, diversify business strategies, eliminate high carbon projects, produce renewable energy technologies, and tie executive remuneration to achieving greenhouse gas emission reduction goals. Full disclosure of Paris alignment helps shareholders differentiate among companies and understand whether they are leading or lagging on climate.

4)	The risk that climate change poses to investors is increasingly recognized by financial & regulatory institutions. Shareholders, the business community, investment analysts, the accounting community, and other financial and regulatory actors have begun to acknowledge the growing risk of climate change to investor portfolios. In order to avoid this risk, governments, companies, and individuals must address and take responsibility for reducing their own carbon emissions. Anadarko is no exception, especially in light of its significant contribution to creating climate risk.

DISCUSSION

1)	Anadarko’s failure to shift to a Paris Compliant business plan increases global climate risk.

Anadarko’s current business model relies predominantly on a product that has harmed, and continues to harm, the climate. To meet Paris goals of maintaining global warming well below 2oC, the IPCC Special Report details that global emissions must be reduced 45% by 2030 and reach net-zero globally by 2050. Use of oil and gas must decline substantially and renewables are projected to supply between 70-85 percent of global power.10,11 Other studies highlight that emissions of methane, a potent greenhouse gas, may require that natural gas be phased out even faster.12
Like other oil and gas companies, Anadarko’s investment choices matter in achieving global climate goals. Yet the Company retains its traditional business model, maintaining that “oil and natural gas will remain a significant portion of energy supply for the foreseeable future”.13 The Company provides no future date at which it would significantly reduce the full range of its greenhouse gas emissions (Scope 1-3, including product emissions). Anadarko expended $4.8 billion in 201814 on oil and gas related capital expenditures and forecasts that in 2019, it plans to spend over $4 billion on carbon-emitting oil and gas projects,15 with plans to reduce only a small percentage of its full carbon footprint.16

Anadarko’s planned operational methane emission reductions and other efficiency measures are insufficient to align with Paris goals, in that they reduce only operational emissions, without touching on Scope 3 product emissions. In total, Anadarko’s operational emissions account for approximately a third of its full carbon footprint. Even if the company were to reduce operational emissions to zero, which it cannot, the majority of its carbon footprint – product emissions – remain unaddressed.17 Such emission reductions achieve neither the scale nor rate of greenhouse gas reduction necessary to align with Paris’ well below 2oC goals. Instead, Anadarko’s short-term business goals and its planned capital investments will lock in carbon emissions for decades to come and make it more difficult for the world to achieve its climate goals. Given growing awareness that climate change presents major risks to global markets, Anadarko’s failure to align its business plan with Paris goals exposes both the Company and shareholders’ portfolios to avoidable risk.

_____________________________

10 https://www.ipcc.ch/sr15/chapter/summary-for-policy-makers/

11 https://www.carbonbrief.org/in-depth-qa-ipccs-special-report-on-climate-change-at-one-point-five-c

12 https://www.sei.org/wp-content/uploads/2019/02/principles-for-aligning-fossil-fuel-extraction-w-climate-limits.pdf, p.8

13 https://www.anadarko.com/Corporate-Responsibility/HSE/Environment/Climate-Change-Statement-and-Strategy/

14 https://www.anadarko.com/content/documents/apc/Owner_Relations/APC_Ops_Report.pdf

15 https://www.spglobal.com/platts/en/market-insights/latest-news/oil/020619-anadarko-plans-to-evaluate-wyomings-powder-river-basin-play-potential-in-2019-ceo

16 https://www.anadarko.com/Corporate-Responsibility/HSE/Environment/GreenhouseGas-and-AirQuality-Management/

17 Anadarko CDP Climate Change Report 2018. Section C4

2019 Proxy Memo
Anadarko Petroleum | Paris Compliant Business Plan

2)	Anadarko does not provide shareholders with sufficient analysis and disclosure on managing its outsized climate footprint.

Anadarko recently released a report on the risk the Company might experience from climate-related factors.18 While Anadarko describes how it manages its own climate risk,19 nowhere does the Company disclose any attempt to reduce its climate impact in line with Paris goals, nor does it address the value destruction that such a contribution entails for the economy and investor portfolios. In fact, in Anadarko’s 2018 CDP disclosure, the Company stated that it does not have “an emissions reduction or renewable energy consumption or production target.”20

Also in Anadarko’s 2018 CDP disclosure, the Company states that its gross global operation-related (Scope 1 and 2) emissions were 6,556,026 metric tons of CO2e (MT CO2e) and its Scope 3 emissions totaled a whopping 11,352,425 MT CO2e (this includes use of sold product but is missing other critical components such as processing of sold product).21 Such data, while incomplete, suggest that Scope 3 emissions comprise well over 63% of Anadarko’s total footprint. As stated above, Anadarko’s current disclosures describe that its strategy to address climate change is limited to reducing, “emissions of methane and other greenhouse gases from [its] operations,”22 which means the Company’s actions only relate to its direct emissions—not Scope 3. The Company describes some projects in place, such as leak detection and repair (LDAR) for methane leaks, a commitment to replace high-bleed pneumatic devices, the use of solar electric pumps at some locations, etc.23 While important, these actions pertain to less than half of Anadarko’s absolute emissions. Even if the Company were to reduce these emissions to zero, the majority of its climate footprint would remain.

To move toward Paris alignment, oil and gas companies can disclose steps to diversify how capital is allocated; for example, by developing solar or wind business arms (to lower the proportion of business value coming from fossil fuels); return cash to shareholders to diversify at a portfolio level; or adopt a range of options in between.24 One key indicator of whether a company is preparing for the low-carbon transition is if it has set absolute emissions targets to address the full scope of the company’s carbon footprint.25 Goldman Sachs’ 2018 report Re-Imagining Big Oil describes diversification scenarios for oil majors to move away from risky carbon-intensive business models. Goldman Sachs argues that oil majors should move toward a low-carbon transition to stay competitive, minimize risk, and even increase profits.26 Anadarko’s disclosures lack sufficient information on whether or how it will take any such actions.

_____________________________

18 https://www.anadarko.com/content/documents/apc/Responsibility/ClimateChange-RiskAssess-Mngt-FINAL.pdf

19 https://www.anadarko.com/Corporate-Responsibility/HSE/Environment/Climate-Change-Statement-and-Strategy/

20 Anadarko CDP Climate Change Report 2018. Section C4.1

21 Anadarko CDP Climate Change Report 2018. Section C6

22 https://www.anadarko.com/Corporate-Responsibility/HSE/Environment/Climate-Change-Statement-and-Strategy/

23 https://www.anadarko.com/Corporate-Responsibility/HSE/Environment/GreenhouseGas-and-AirQuality-Management/

24 https://www.carbontracker.org/explain-to-comply-how-can-oil-and-gas-companies-show-alignment-with-climate-change-goals/

25 https://www.carbontracker.org/explain-to-comply-how-can-oil-and-gas-companies-show-alignment-with-climate-change-goals/

26 https://www.goldmansachs.com/insights/pages/re-imagining-big-oils.html

2019 Proxy Memo
Anadarko Petroleum | Paris Compliant Business Plan

3)	Anadarko compares poorly to peers that have announced plans to reduce emissions in alignment with Paris Agreement goals.

Unlike Anadarko, other oil and gas companies have been engaging proactively with shareholders and adopting policies to meaningfully reduce their operational and product emissions to align with the Paris Agreement. For example, Royal Dutch Shell announced long-term goals to reduce the greenhouse gas intensity of its energy products by 50 percent along with shorter-term targets that are tied to executive compensation.27 BP recently agreed to work with investors to align its business strategy with Paris goals, set targets for emissions reductions, and tie executive remuneration to its emissions reductions targets.28 Total has invested in solar energy and is reducing the carbon intensity of its energy products by between 25-35% by 2040.29 Equinor (formerly Statoil) is investing in wind energy development.30 Orsted, previously a Danish oil and gas company, sold its oil and gas portfolio and is positioning itself to become the first global ‘green supermajor.’31 Italian company Eni announced a reforestation project that will span three times the size of the country of Wales to offset emissions and CEO Claudio Descalzi stated that it was a first step and that Eni’s goal was to become fully carbon neutral “across scope one, two and three.”32

Given the substantial, negative, portfolio-wide implications of climate change, investor obligations pertaining to fiduciary duty necessitate responsible consideration of climate impacts. Companies that depend on, and profit from, climate destructive activities, as in the oil and gas industry, represent an increasingly unsound investment strategy. Major investment funds are starting to eschew the fossil fuel firms that are seen to be the most reluctant to change and therefore pose the greatest risk. Recently the giant $1 trillion sovereign wealth fund of Norway signaled an intention to sell around $7.5 billion worth of stock in 134 oil and gas companies, including Anadarko. The Norwegian Government’s stated intention is to diversify the fund away from oil-exposure.33 The head of ESG investing at Neuberger Berman, which oversees a $304 billion portfolio, recently stated that “there are companies we view as having no real value under a 2-degree scenario.”34 The market is increasingly acknowledging that the oil and gas industry has a limited future; only companies that differentiate by moving to align with globally recognized climate goals will be well-positioned to thrive in a low-carbon energy future. Anadarko lags its peers on providing any such assurance.

_____________________________

27 https://www.shell.com/media/news-and-media-releases/2018/leading-investors-back-shells-climate-targets.html

28 https://cleantechnica.com/2019/02/05/bp-to-support-investor-call-for-alignment-with-paris-agreement/

29 https://www.total.com/sites/default/files/atoms/files/total_climat_2018_en.pdf, p. 35, p. 6

30 https://www.equinor.com/en/how-and-why/climate-change.html

31 https://www.ft.com/content/57482c0b-db29-3147-9b7e-c522aea02271

32 https://www.ft.com/content/7c4d944e-470d-11e9-b168-96a37d002cd3

33 https://qz.com/1568551/all-the-oil-and-gas-companies-norway-plans-to-dump-from-its-trillion-dollar-fund/

34 https://www.bloomberg.com/news/articles/2019-03-18/neuberger-berman-climate-review-finds-big-holes-in-readiness?cmpid=BBD032019_GBIZ&utm_medium=email&utm_source=newsletter&utm_term=190320&utm_campaign=goodbiz

2019 Proxy Memo
Anadarko Petroleum | Paris Compliant Business Plan

4)	The risk that climate change poses to investors is increasingly recognized by financial & regulatory institutions.

The business community, investment analysts, the accounting community, and others have begun to acknowledge the need to move large carbon emitters to take responsibility for reducing their full carbon footprints. Addressing the oil and gas industry’s outsize impact on climate change is a clear priority.

A 2015 Economist report noted that the asset management industry – and thus the wider community of investors – is facing the prospect of significant losses from the effects of climate change. It highlights the relevance of climate change to the asset management industry and beyond, estimating the value at risk by 2100 as a result of climate change to the total global stock of manageable assets:

The resulting expected losses to these assets identified in our findings, in discounted, present value terms, are valued at US $4.2trn—roughly on a par with the total value of all the world’s listed oil and gas companies or Japan’s entire GDP. This is the average (mean) expected loss, but the value-at-risk calculation includes a wide range of probabilities, and the tail risks are far more serious.35

Mark Carney, Governor of the central Bank of England, has publicly stated that investors face ‘huge’ losses stemming from climate change.36 In October of 2018, 18 central banks and supervisors who are members of the Network for Greening the Financial System signed a declaration on climate-risk falling within their mandate.37 The European Central Bank recently told banks that it is counting climate risk as a key threat.38 Significantly, the World Bank has committed to end upstream oil and gas financing starting in 2019 in response to the need to respond to the existential challenge of climate change.39 Investor engagement on climate change is also ramping up—a major example of this is the Climate Action 100+ initiative, backed by more than 320 investors with more than $33 trillion in assets under management, including 87 North American investors, urging companies to contribute to the achievement of Paris Agreement goals, thereby avoiding severe climate-induced market disruptions.40

Tools are being developed to help investors identify carbon risk in portfolios and adopt strategies to reduce related risks. The International Standards Organization is developing a climate finance standard: ISO 14097, which will track the impact of investment decisions on greenhouse gas emissions; measure the alignment of investment and financing decisions with low-carbon transition pathways and the Paris Agreement; and identify the impact of international climate targets or national climate policies on financial value for asset owners. The Paris Agreement Capital Transition Assessment (PACTA) tool aims to measure the current and future alignment of investment portfolios with a 2 degree scenario analysis, allowing investors to measure climate performance and address the challenge of shifting capital towards clean energy investments. Also, the Science Based Targets initiative (SBTi) is currently creating methods and implementation guidance for companies to set targets aligned with Paris.41 In recognition of growing climate risk, the Task Force on Climate-Related Financial Disclosure (TCFD) requires clear and detailed reporting on climate risk.42

_____________________________

35 The Economist, “The Cost of Inaction: Recognizing the value at risk from climate change,” https://eiuperspectives.economist.com/sites/default/files/The%20cost%20of%20inaction_0.pdf, Executive Summary.

36 https://www.ft.com/content/622de3da-66e6-11e5-97d0-1456a776a4f53

37 https://www.ft.com/content/6af35cee-d3a7-11e8-9a3c-5d5eac8f1ab4

38 https://www.ft.com/content/6af35cee-d3a7-11e8-9a3c-5d5eac8f1ab4

39 https://www.worldbank.org/en/news/press-release/2017/12/12/world-bank-group-announcements-at-one-planet-summit

40 https://climateaction100.wordpress.com/about-us/

41 Companies can seek assistance from the SBTi in setting goals.

42 https://www.fsb-tcfd.org/

2019 Proxy Memo
Anadarko Petroleum | Paris Compliant Business Plan

RESPONSE TO ANADARKO’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Anadarko’s Board of Directors (“the Board”) recommends a vote against this shareholder proposal, arguing that current Company actions are sufficient—namely publishing a climate change risk report, limiting certain operational greenhouse gas emissions, and other environmental strategies. However, these actions do not address the Proposal’s requests. Anadarko’s climate risk report is devoid of information demonstrating that it has a strategy or goal to scale its decarbonization efforts in line with the Paris Climate Agreement. Instead, the report describes the Company’s continued pursuit of producing low-cost oil and gas, reinforcing the disconnect between the Company’s carbon footprint and global climate goals. Anadarko’s claim that it is reducing its operational emissions is insufficient. As outlined previously, operational emissions are a fraction of the Company’s absolute emissions and do not address the Company’s core business of maximizing the sale of fossil fuel products, which are key drivers of climate change.

While the Board claims the requested report would be costly, the value of such a report to the Company and to shareholders far outweigh any such cost. A comprehensive description of how Anadarko might pursue diversification or other strategies to align with Paris would prove highly useful in understanding the potential direction of the Company and its ability to avoid risks and capture new opportunities. It is practical for shareholders to urge the Company to investigate and plan to expeditiously reduce the full range of the Company’s greenhouse gas emissions in line with Paris goals. In fact, as indicated by the growing number and type of shareholder engagements on climate change, information about the scale and pace of a Company’s greenhouse gas reduction activities is fundamental to good investment planning.

CONCLUSION

Vote “YES” on this Shareholder Proposal regarding aligning business plans with the Paris Climate Change Agreement.

Anadarko is failing to align its business plan with Paris imperatives; it is continuing to operate in a manner that creates climate risk to shareholder portfolios by spending billions on business-as-usual capital expenditures for new fossil fuel projects. Shareholders must seek meaningful and direct action from Anadarko – and every company with significant greenhouse gas emissions – at the scale and pace necessary to avoid pushing past science-based climate limits.

Shareholders urge strong support for this proposal, which will bring increased transparency and action on one of the largest risks facing the company and shareholders – the potential for catastrophic climate change.

--
THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.